SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For December 15, 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   x             Form 40-F
                                -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                        No      x
                                -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Mario Greco to Join the Allianz AG Board

In its meeting today the supervisory board of Allianz AG accepted Detlev Bremkamp's (60) wish to retire by the end of 2005 after 40 years' service with the Group. Bremkamp, currently responsible for the Europe II countries as well as international reinsurance and industrial insurance business, has served as a board member of Allianz AG for more than 25 years, carrying out a variety of responsibilities.

Furthermore, the supervisory board today appointed Mario Greco (45) to the Allianz management board as of May 1, 2005. He will assume responsibility for Europe II in future. Greco has served for more than 10 years in the top management of the Italian Allianz Group subsidiary Riunione Adriatica di Sicurta
(RAS). He has been CEO of RAS since 2000.

Enrico Tomaso Cucchiani (54), CEO of the 100% subsidiary Lloyd Adriatico in Italy, has been appointed to the International Executive Committee (IEC). Cucchiani will continue to coordinate Allianz Group's efforts to increase its competitiveness and reap more synergies from its property and casualty insurance business worldwide.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ALLIANZ AKTIENGESELLSCHAFT



                                            By:  /s/ Dr. Reinhard Preusche
                                                 ---------------------------
                                                 Dr. Reinhard Preusche
                                                 Group Compliance



                                            By:  /s/ Dr. Giovanni Salerno
                                                 ---------------------------
                                                 Dr. Giovanni Salerno
                                                 Group Compliance


Date:    December 15, 2004